1847 Goedeker Inc.

13850 Manchester Rd.

Ballwin, MO 63011

June 26, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	1847 Goedeker Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 4, 2020 File No. 333-237786

Mr. Anderegg:

We hereby submit the responses of 1847 Goedeker Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 23, 2020, providing the Staff’s comments with respect to the Company’s Registration Statement on Form S-1 (as amended, the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form S-1 Filed on June 4, 2020

Our Results of Operation and Financial Condition, page 4

1.	Please balance your disclosure of the estimated ranges for revenue and operating loss by including a discussion relating to estimated expenses and/or gross profit. In addition, please include assumptions relevant in developing your estimates with your revised disclosure. For example, disclose whether your assumptions factored delays or difficulty sourcing certain products and your estimates of order cancellations.

Response: We revised our disclosure to add the estimated gross profit for each month and to discuss a number the factors considered in preparing the estimates. These factors include our manufacturers’ availability to produce product in a Covid-19 environment, timing of manufacturers’ return to normal production levels, the change in gross margin as we move to vendors who have availability, and the change in marketing expense that drives traffic to our website.

2.	Please explain the difference between your order history for April and May 2020 totaling $18,990,000 and your estimated revenue for those two months of $9,276,000 to $9,573,000.

Response: The difference between orders and revenue results from two primary factors: (1) normal customer cancellations and (2) the time required to ship an order and recognize revenue. The time from order to shipping is between 20 and 25 days. Thus, an order after the 10th of the current month will be revenue in the succeeding month, distorting the comparison between month 1 orders to month 1 sales. We have revised the Registration Statement accordingly.

Dilution, page 39

3.	We note your response to comment 7 and your updated dilution disclosures. Please specifically tell us if you have included deferred offering costs and deferred financing costs in your calculation and, if so, why you believe your treatment is appropriate. Please explain how you determined your deferred tax assets are tangible.

Response: We have not included deferred offering costs or deferred financing costs in our calculation. In response to the Staff’s comment, we have revised the dilution calculation to exclude deferred tax assets.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Cost of Revenue, page F-38

4.	We note your response to comment 12. We also note for drop shipments you bear a risk of loss, can change shipping instructions in transit and have legal title to the product between shipment and delivery. Please explain how you determined control transfers to the customer upon shipment and it is appropriate for you to recognize revenue upon shipment versus upon delivery.

Response: The Company reviewed its processes for shipping, whether from the Company’s warehouse or from a manufacturer’s or distributor’s warehouse (i.e., drop shipments) and has determined that there is no difference between the two shipping methods. The Company uses the same shippers on the same terms for pickups at the Company’s warehouse or a manufacturer’s or distributors warehouse. Thus, there is no difference in the timing of revenue recognition for shipments from our warehouse or those of a manufacturer or distributor. We have revised our disclosures in the Registration Statement accordingly.

5.	We note your response to comment 13. Your disclosure on pages F-9 and F-38 states revenue from the sale of long-term service warranties are recognized net of costs to sell the contracts to the third-party warranty service company. Your response states you recognize revenue upon the sale of product warranties to your customers and payments due to the third-party warranty service company as cost of sales indicating revenue is recorded gross and you are the principal in the transaction. You also disclose, for example on page 66, that warranties are offered through third-party vendors to which you pay a commission for selling the warranty product. Please tell us whether you promise to provide the service to the customer or you arrange for the service to be provided by the third-party vendor offering the warranty. Please revise your disclosure here and elsewhere to clarify your accounting and whether you are the principal or agent with regard to long-term service warranties.

Response: We have revised our description of warranty revenue and cost. Beginning April 1, 2020, we will recognize as revenue the cost of the warranty to the customer, net of our commission. Prior to April 1, 2020, we recognized the cost of the warranty to the consumer as revenue and the amount we remitted to the warranty company as cost of goods sold. This change is immaterial and will not result in a change in gross profit or results of operations.

Note 8. Business Combination, page F-45

6.	We note your response to comment 16 and reissue in part our comment. Please explain and reconcile the purchase price and consideration disclosed here of $4,483,418 with your non-cash investing and financing activities on page F-36 disclosing the acquisition of Goedeker Television Co. of $11,399,200.

Response: We have revised the non-cash investing and financing activities section of the statement of cash flows on page F-36 to agree with the amount of the purchase price and consideration disclosed in Note 8 - Business Combination of $4,483,418.

Note 16. Income Taxes, page F-57

7.	Please revise to disclose your basis for the realizability of your deferred tax asset. Refer to ASC 740-10-50-21.

Response: Management prepared a projection of operations through 2025. Based on that projection and recent trends, we believe that the deferred tax asset is realizable. We have revised the Registration Statement accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 804-317-5898 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.

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